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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



         (Mark One):

         |X| Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

         For the fiscal year ended December 31, 1999

                                       OR

         |_| Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

         For the transition period from               to
                                        -------------    -------------


         Commission file number:  1-11083


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Boston Scientific Corporation
                               401(k) Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Boston Scientific Corporation
                           One Boston Scientific Place
                              Natick, MA 01760-1537


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




                          AUDITED FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE


                          BOSTON SCIENTIFIC CORPORATION
                               401(K) SAVINGS PLAN



                          YEAR ENDED DECEMBER 31, 1999

                BOSTON SCIENTIFIC CORPORATION 401(K) SAVINGS PLAN

                          AUDITED FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE


                          YEAR ENDED DECEMBER 31, 1999




                                    CONTENTS



Report of Ernst & Young LLP, Independent Auditors.....................    1


Audited Financial Statements

Statements of Net Assets Available for Plan Benefits..................    2
Statement of Changes in Net Assets Available for Plan Benefits........    3
Notes to Financial Statements.........................................   4-7


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets Held for Investment
     Purposes At End of Year..........................................    8

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS




401(k) Plan Committee
Boston Scientific Corporation
401(k) Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of the Boston Scientific Corporation 401(k) Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                            Ernst & Young LLP
Boston, Massachusetts
April 26, 2000

                Boston Scientific Corporation 401(k) Savings Plan

              Statements of Net Assets Available for Plan Benefits

                                                                                          DECEMBER 31
                                                                                  1999                   1998
                                                                              ------------------------------------
Assets
Investments, at fair value:
Shares of Registered investment companies                                     $ 168,724,367          $ 129,235,270

BSC Stock                                                                        58,510,327             51,666,674
Pfizer Stock                                                                     28,050,447             49,563,851
Participants' notes receivable                                                    9,933,509              9,248,682
                                                                              -------------          -------------
                                                                                 96,494,283            110,479,207

Investments, at contract value
    Income Fund                                                                  18,599,150             15,088,490

Receivables:
    Contributions receivable from participants                                          --               1,234,353
    Contributions receivable from Plan Sponsor                                          --                 294,056
                                                                              -------------          -------------
                                                                                        --               1,528,409
                                                                              -------------          -------------

Net assets available for plan benefits                                        $ 283,817,800          $ 256,331,376
                                                                              =============          =============


                             SEE ACCOMPANYING NOTES.

                Boston Scientific Corporation 401(k) Savings Plan

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year Ended December 31, 1999



Additions to net assets attributed to:
     Investment income:
        Interest and dividend income                                          $   9,728,731
     Net realized and unrealized gain on investments                              2,406,567
     Contributions:
        Contributions and rollovers from participants                            39,898,170
        Contributions from Plan Sponsor                                           7,930,182
                                                                              -------------
                                                                                 47,828,352
                                                                              -------------
                  Total additions                                                59,963,650

Deductions from net assets attributed to:
     Benefits paid to participants                                               32,477,226
                                                                              -------------
Net increase                                                                     27,486,424
Net assets available for plan benefits:
     Beginning Balance, January 1, 1999                                         256,331,376
                                                                              -------------
     Ending Balance, December 31, 1999                                        $ 283,817,800
                                                                              =============



                             SEE ACCOMPANYING NOTES.

                Boston Scientific Corporation 401(k) Savings Plan

                          Notes To Financial Statements

                          Year Ended December 31, 1999

1.  DESCRIPTION OF THE PLAN

The Boston Scientific Corporation 401(k) Savings Plan (the Plan) is a defined contribution plan covering all eligible employees who have completed 30 days of service and have attained 21 years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A participant may contribute between 1% and 15% of his or her pretax annual compensation each year. In addition, a participant may contribute between 1% and 10% of his or her compensation on an after-tax basis each year. Boston Scientific Corporation's (the Company) matching contribution is the lesser of 50% of the participant's elective contribution or 2% of eligible compensation, as defined. The Plan was amended, effective January 1, 2000 to modify the Company matching contribution. The amount of the Company's matching contribution shall be equal to (i) 75% of the elective contributions made on behalf of the participant for the period which do not exceed 1% of the participant's compensation for such period, plus
(ii) 50% of the elective contributions made on behalf of the participant for the period which exceed 1% but do not exceed 4% of the participant's compensation.

The Plan was amended, effective January 1, 1998, to include other employer contributions. The Company shall contribute to the Plan such amounts as determined by the Board of Directors (the Board) on behalf of certain eligible participants.

The Plan was amended effective September 11, 1998, to include a special matching contribution by the Company on behalf of participants who were employed by certain subsidiaries of Pfizer, Inc. which were acquired by the Company on September 10, 1998. The special matching contribution shall be equal to (i) 50% of the elective contributions made on behalf of such eligible participant with respect to each applicable period which do not exceed 2% of the eligible participant's compensation for such period, and (ii) 50% of the elective contributions which exceed 4% but do not exceed 6% of such eligible participant's compensation for such period. This was in effect through December 31, 1999. The Plan was amended, effective January 1, 2000 to modify the Company special matching contribution. For the period January 1, 2000 through September 9, 2000, the special matching contribution shall be equal to (i) 25% of the elective contributions made on behalf of such eligible participant which do not exceed 1% of the eligible participant's compensation for such period, plus (ii) 50% of the elective contributions made on behalf of such eligible participant which exceed 1% but do not exceed 2% of the eligible participant's compensation for such period, plus (iii) 50% of the elective contributions which exceed 4% but do not exceed 6% of such eligible participant's compensation for such period.

The September 11, 1998 amendment also established an investment fund to hold shares of Pfizer Inc. Common stock transferred from the Pfizer Savings and Investment Plan for Schneider employees. No contributions can be made to this fund and any earnings on this fund will be allocated to a participant's current investment elections under the Plan. A participant can transfer amounts out of the Pfizer stock fund to other investment funds within the Plan.

The Plan was amended effective November 16, 1998 allowing withdrawals from a rollover account for any reason and allowing totally disabled participants, as defined in the long term disability contract, to take withdrawals at any time regardless of age. Participants may also make withdrawals for any reason after attaining age 59 1/2.

For the Plan year beginning January 1, 1999 and the period from January 1, 2000 to September 9, 2000, the Company shall contribute on behalf of each former Schneider Participant, 3% of such eligible participant's compensation paid
during such period.                                                            4

                Boston Scientific Corporation 401(k) Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

At the discretion of the Board, the Company may also make an additional discretionary contribution. Employees with three of more years of credited service on December 31, 1992 will be fully vested in such amounts and all other employees will become fully vested in such amounts after five years of credited service (20% vesting after each year). No additional discretionary contribution was made in 1999 or 1998.

A participant can allocate his or her account among various investment funds. Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of Plan earnings. The allocations of earnings are based upon each participant's account balance by fund in relation to all participants' account balances by fund. Each participant is fully vested in his or her account, except as discussed above regarding discretionary contributions. The benefit to which a participant is entitled is the benefit included in the participant's account.

A participant may borrow from his or her fund account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his or her account balance. Loan terms range up to 5 years or up to 10 years for the purchase of a primary residence. However, participants of the defined contribution plans of the acquired companies (refer to Note 2) may retain the loan terms granted under their former plans. Loan terms related to these participants range up to 5 years or up to 10 years for the purchase of a primary residence. The loan is secured by the balance in the participant's account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates on loans outstanding at December 31, 1999 ranged from 8.25% to 11.42%. Principal and interest are paid ratably through payroll deductions.

Upon retirement or termination of service, a participant either receives a lump-sum amount equal to the value of his or her account, a variable or a fixed installment option. If a participant's balance is greater than a preset amount, he or she has the option of leaving the funds invested in the Plan. A participant may withdraw all or a portion of his or her 401(k) contributions and employee contributions to the extent necessary to meet a financial hardship.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The foregoing description of the Plan provides only general information. Participants should refer to the "Summary Plan Description" and the Plan document for a more complete description of the Plan's provisions. Copies are available from the 401(k) Administrative Committee.


2.  BOSTON SCIENTIFIC CORPORATION MERGERS AND ACQUISITIONS

During 1998, the Company completed a strategic acquisition. The Company merged the participant's loan fund of the defined contribution plan of the acquired company into the Plan in October 1998, the Pfizer stock fund in November 1998 and the remaining funds in January 1999.

                Boston Scientific Corporation 401(k) Savings Plan

3.  SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Plan are maintained on the accrual basis.

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the fund. Securities listed on a registered stock exchange are valued by the Plan Administrator at the last reported sales price on the last business day of the Plan year. The participant notes receivable are valued at cost which approximates fair value.

The income fund includes guaranteed investment contracts issued by banks, insurance companies or other financial institutions pursuant to amounts deposited and interest at such fixed, variable or other rates specified under the terms of the agreement. Assets are valued at fair market value. A unit method is used to determine the equitable share of each participating trust in the fund and the fund is intended to maintain a share value of one dollar. The crediting interest rate as of December 31, 1999 and the average yield for the year then ended was 5.7%.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

The Plan has adopted SOP 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION BENEFIT PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS, for the 1999 financial statement presentation. Accordingly, 1998 amounts have been reclassified to conform with SOP 99-3.


4.  TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees for legal, accounting and other services rendered during the year by parties-in-interest were paid by the Company.

On November 30, 1998, the Company paid a two-for-one stock split in the form of a 100% stock dividend to stockholders of record as of November 13, 1998. Accordingly, the Plan received a common stock dividend as a result of its investment in the BSC Stock Fund.


5.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 20, 1998, stating that the Plan is qualified under Section 401
(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                Boston Scientific Corporation 401(k) Savings Plan

6.  INVESTMENTS

Investments that represent more than 5% of the Plan's net assets available for plan benefits at December 31, 1999 and 1998 are as follows:


                                                  1999                  1998
                                                  ----                  ----
    Vanguard 500 Index Fund                   $ 61,683,418          $ 44,021,032
    Vanguard International Growth Fund          16,021,205            12,783,403
    Vanguard US Growth Fund                     61,094,307            47,633,348
    Vanguard Wellington Fund                    14,525,410            14,477,989
    Boston Scientific Common Stock              58,510,327            51,666,674
    Pfizer Common Stock                         28,050,447            49,563,851

                Boston Scientific Corporation 401(k) Savings Plan
                                 EIN #04-2695240
                                    Plan #001

                Schedule H, Line 4i - Schedule of Assets Held for
                       Investment Purposes At End of Year

                                December 31, 1999



                                                           Shares                     Current
Identity of Issue                                         or Units                     Value
-----------------                                       ------------                ------------

Bankers Trust:
   Income Fund                                            5,683,468                 $  5,683,468

Warburg Pincus:
   Emerging Growth Fund                                     126,796                    6,322,037

Vanguard Group:*
   500 Index Fund                                           455,800                   61,683,418
   Money Market Reserves Prime Portfolio                 12,915,682                   12,915,682
   Total Bond Market Index Fund                             408,875                    3,908,845
   International Growth Fund                                712,370                   16,021,205
   U.S. Growth Fund                                       1,403,499                   61,094,307
   Wellington Fund                                          519,507                   14,525,410
   Windsor II Fund                                          207,014                    5,169,145

Boston Scientific Corporation
   Common Stock *                                         2,674,758                   58,510,327

Pfizer Common Stock                                         864,754                   28,050,447

Participants' notes receivable                      8.25% to 11.42%                    9,933,509
                                                                                    ------------


                                                                                    $283,817,800
                                                                                    ============
* Indicates party-in-interest to the Plan.


                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                              Boston Scientific Corporation
                              401(k) Savings Plan



Date: June 28, 2000           By: /s/ Lawrence C. Best
                                  ----------------------------------------------
                                  Lawrence C. Best
                                  Plan Administrator and Senior Vice President - Finance and Administration and Chief Financial Officer of Boston Scientific Corporation